May 21, 2025

VIA EDGAR

Robert Shapiro and Abe Friedman
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re: DXP Enterprises Inc.
From 10-K for Fiscal Year Ended December 31, 2024
File No. 000-21513

Dear Mr. Shapiro and Mr. Friedman:

DXP Enterprises Inc. (the “Company”, “we”, “us”, or “our”) submits this letter in response to comments from the Staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 9, 2025 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on March 10, 2025 (the “Form 10-K”).

In this letter we have reprinted each Staff comment in bold italics, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 32

1.We note you include EBITDA, Adjusted EBITDA, and Free Cash Flow along with their respective margins within your table of key business metrics. When presenting non-GAAP measures, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please make similar revisions to your press releases furnished under Item 2.02 of Form 8-K when presenting your non-GAAP measures in the highlights section of your releases.

Company Response: The Company acknowledges the Staff’s comment. In future press releases and filings, including any Form 10-K, 10-Q, or 8-K (if applicable), beginning with the quarter ending June 30, 2025, the Company will include the most comparable GAAP measure with equal or greater prominence in each instance where a non-GAAP measure including its respective margin, is presented or discussed. Specifically but not limited to, the Company will include Net Income along with its respective margin and Cash Flows from Operating Activities as the most comparable GAAP measures when presenting EBITDA and Adjusted EBITDA with their respective margins and Free Cash flow, respectively.

Notes to Consolidated Financial Statements
Note 19 – Revenue, page 76

2.Please tell us how you considered including disaggregated revenue by customer sector. In this regard, we note your disclosure on page 23 of the volatility and cyclical nature of your customers’ industries, and discussion on page 35 of the relative increases to your annual results to be driven by industrial divisions and sectors. We further note discussion in your earnings call on March 7, 2025 on different margin levels for certain sectors, such as improved margins from your water and wastewater acquisitions. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 91. Please revise or advise accordingly.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes its disclosures are consistent with the requirements of ASC 606.

In accordance with ASC 606-10-50-5, the Company considered the level of revenue disaggregation that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company also evaluated the guidance in ASC 606-10-55-89 through 91, which suggests that the extent of disaggregated revenue information depends on the facts and circumstances of the underlying contracts with customers.

The Company believes that disaggregating revenue by its three reportable segments provides meaningful information to investors, aligns with how management evaluates financial performance and allocates resources and meets the objective of ASC 606-10-50-5 as described above.

The Company also advises the Staff that, beginning with the quarter ending June 30, 2025, the Company will update its revenue footnote disclosures to provide additional information regarding recent acquisitions by segment. Furthermore, the Company will enhance its future filings to include additional information and quantitative disclosures to material segment sales fluctuations within the Consolidated Results of Operations section of Management’s Discussion and Analysis (MD&A).

These enhancements are intended to align the financial statement disclosures more closely with discussions provided in the Company’s MD&A section and its quarterly earnings calls, where acquisition activity and its impact on growth and strategic positions are routinely addressed.

Note 20 – Segment Reporting, page 77

3.Please disclose the significant expense categories and amounts that are regularly provided to your CODM for each of your reportable segments. Also disclose the total of other segment items that are included in the reported measures of segment profit or loss for your segments. Refer to ASC 280-10-50-26A and B.

Company Response: The Company acknowledges the Staff’s comment. In future filings, including any Form 10-K, 10-Q, or 8-K (if applicable), beginning with the quarter ending June 30, 2025, the Company will provide additional disclosure related to significant expense categories and amounts, including other segment items that are included in the reported measures of segment profit or loss.

For illustrative purposes, the following is an example of the updated segment disclosure:

The following table sets out financial information related to the Company's segments and Corporate (in thousands):

Three Months Ended June 30, 2025	Service Center	Innovative Pumping Solutions	Supply Chain Services	Total Reportable Segments	Corporate	Total Consolidated
Total Revenue	$—	$—	$—	$—	$—	$—
Direct Operating Expenses	—	—	—	—	—	—
Other Expenses	—	—	—	—	—	—
Depreciation	—	—	—	—	—	—
Amortization of intangibles and fixed assets	—	—	—	—	—	—
Other	—	—	—	—	—	—
Operating Income	$—	$—	$—	$—	$—	$—
Interest expense	—	—	—	—	—	—
Other income, net	—	—	—	—	—	—
Income before income taxes	$—	$—	$—	$—	$—	$—

Capital expenditures	$—	$—	$—	$—	$—	$—

4.Please reconcile your reportable segments’ identifiable assets and other significant items of information disclosed to the corresponding consolidated amounts. Refer to ASC 280-10-50-30(c) and (d), and ASC 280-10-55-49.

Company Response: The Company acknowledges the Staff’s comment. In future filings, including any Form 10-K, 10-Q, or 8-K (if applicable), beginning with the quarter ending June 30, 2025, the Company will update its segment disclosures in accordance with ASC 280 and reconcile the Company’s reportable segments’ identifiable assets and other significant items of information disclosed to the corresponding consolidated amounts.

For illustrative purposes, the following is an example of the updated segment disclosure:

The following table presents total assets of the Company’s reportable segments and Corporate (in thousands):

	June 30, 2025	December 31, 2024
Service Centers	$—	$764,533
Innovative Pumping Solutions	—	311,429
Supply Chain Services	—	62,760
Total Reportable Segments Assets	$—	$1,138,722
Corporate	—	210,772
Total Assets	$—	$1,349,494

If you have any questions regarding the Company’s responses, please contact me at 713-966-4700.

Very truly yours,

DXP Enterprises Inc.

/s/Kent Yee
Kent Yee
Senior Vice President and Chief Financial Officer